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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

EPOCH BIOSCIENCES, INC.

(Name of Issuer)

COMMON STOCK, par value $0.01

(Title of Class of Securities)

294273107

(Cusip Number)

April 21, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 294273107			Page 2 of 8 pages

1.	Name of Reporting Person: R.A. Investment Group		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 2,435,409

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 2,435,409

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,435,409

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.5%

12.	Type of Reporting Person: PN

13G
CUSIP No. 294273107			Page 3 of 8 pages

1.	Name of Reporting Person: Bay Investment Group, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 2,435,409

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 2,435,409

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,435,409

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.5%

12.	Type of Reporting Person: OO

13G
CUSIP No. 294273107			Page 4 of 8 pages

1.	Name of Reporting Person: BCC Amalgamated, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 2,435,409

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 2,435,409

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,435,409

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.5%

12.	Type of Reporting Person: OO

CUSIP No. 294273107	Page 5 of 8 pages

Item 1.

(a)	Name of Issuer:

Epoch Biosciences, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

21720 23 rd Drive SE, #150

Bothell, Washington 98021

Item 2.

(a)	Name of Person Filing:

     This Schedule 13G is being filed by and on behalf of R.A. Investment Group, L.L.C., Bay Investment Group, L.L.C. and BCC Amalgamated, L.L.C. (collectively, the “Reporting Persons”). R.A. Investment Group owns a majority of the residual membership interests in Bay Investment Group, L.L.C. Bay Investment Group, L.L.C. owns a majority of the membership interest in BCC Amalgamated, L.L.C.

     As required by Rule 13d-1(k)(1), Exhibit 1 to this Schedule 13G contains the Joint Filing Agreement entered into by each of the Reporting Persons.

(b)	Address of Principal Business Office:

     The principal business address of each of the Reporting Persons is: 200 West Madison Street, 25 th Floor, Chicago, IL 60606.

(c)	Citizenship:

     R.A. Investment Group is an Illinois general partnership and Bay Investment Group, L.L.C. and BCC Amalgamated, L.L.C. are Delaware limited liability companies.

(d)	Title of Class of Securities:

     Common Stock, par value $0.01 (the “Common Stock”)

(e)	CUSIP Number:

     294273107

Item 3. Not applicable

CUSIP No. 294273107	Page 6 of 8 pages

Item 4. Ownership

(a)	Amount Beneficially Owned:

     As of April 30, 2004, the Reporting Persons collectively beneficially own 2,435,409 shares of Common Stock of the Issuer.

(b)	Percent of Class:

     The aggregate percentage of Common Stock of the Issuer beneficially owned by the Reporting Persons (based upon the representation of the Issuer on its Schedule 14A filed on April 5, 2004 that it had 28,635,691 shares of Common Stock outstanding) is 8.5%.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

See Item 5 of on pages 2 through 4.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of cover page on pages 2 through 4.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of cover on pages 2 through 4.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 on pages 2 through 4.

Item 5. Ownership of Five Percent or Less of a Class

     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not applicable.

CUSIP No. 294273107	Page 7 of 8 pages

Item 8. Identification and Classification of Members of the Group

     Not applicable.

Item 9. Notice of Dissolution of Group

     Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 294273107	Page 8 of 8 pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2004

R.A. INVESTMENT GROUP, an Illinois general partnership

By:	R.A. Trust #25, a partner

By:	/s/ Marshall E. Eisenberg

Marshall E. Eisenberg, not individually, but solely as Co-Trustee of the above trust

BAY INVESTMENT GROUP, L.L.C., a Delaware limited liability company

By:	R.A. Investment Group, an Illinois general partnership, a member

By:	R.A. Trust #25, a partner

By:	/s/ Marshall E. Eisenberg

Marshall E. Eisenberg, not individually, but solely as Co-Trustee of the above trust

BCC AMALGAMATED, L.L.C., a Delaware limited liability company

By:	Bay Investment Group, L.L.C., a Delaware limited liability company, a member

By:	R.A. Investment Group, an Illinois general partnership, a member

By:	R.A. Trust #25, a partner

By:	/s/ Marshall E. Eisenberg

Marshall E. Eisenberg, not individually, but solely as Co-Trustee of the above trust